Filed Pursuant to Rule 433 of the Securities Act of 1933

Free Writing Prospectus dated October 13, 2026

Relating to the Preliminary Prospectus Supplement dated October 13, 2026

Registration No. 333-290252

On October 13, 2026, Strive, Inc. (the “Company”) posted an investor presentation on https://strive.com. A copy of the slides included in the investor presentation and a transcript of the investor presentation are attached hereto as Exhibits A and B, respectively.

The Company has filed with the Securities and Exchange Commission (“SEC”) a registration statement (including a base prospectus) and a preliminary prospectus supplement for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the base prospectus and other documents incorporated by reference or that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.strive.com.

***

Exhibit A

OCTOBER 2026 Introducing SATS

Disclaimer

This presentation is neither an offer to sell nor a solicitation of an offer to buy any securities of Strive, Inc. ("Strive", the "Company", "we", "us" or "our"), and shall not constitute an offer, solicitation, or sale in any jurisdiction in which such offer, solicitation, or sale is unlawful. The Company has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-3 (including a prospectus) and a preliminary prospectus supplement to the prospectus for the offering to which this presentation relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus in that registration statement and the documents incorporated by reference or filed as exhibits to the registration statement for more complete information about the Company and this offering. You may obtain these documents once filed and other documents for free by visiting EDGAR on the SEC website. Alternatively, copies of the preliminary prospectus supplement and accompanying prospectus may be obtained from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by phone 1-888-603-5847, or by email: barclaysprospectus@broadridge.com.

No representation or warranty of any kind (whether express or implied) is given by the Company or any of its affiliates or any of their respective directors, officers, employees, advisors, agents or representatives (collectively, the "Representatives") (and any warranty expressed or implied by law is hereby excluded to the fullest extent possible) as to the accuracy or completeness of the content of this presentation or of any other document or written or oral information supplied at any time by or on behalf of the Company or of any opinions or predictions expressed herein or therein (including, without limitation, in respect of the accuracy, completeness, timeliness, or sufficiency of this presentation), nor is any such party under any obligation to update this presentation or correct any inaccuracies or omissions in it which may exist or become apparent. To the maximum extent permitted by law, the Company and its Representatives disclaim any and all liability relating to this presentation and none of the Company nor any of its Representatives shall have any liability to any party for any claim, loss, damage or liability in any way arising from or relating to the use or review of this presentation (including, without limitation, any actions or inactions, reliance or decisions based upon this presentation), any errors in, or omissions from, this presentation (including, without limitation, the correctness, accuracy, completeness, timeliness, sufficiency, quality, pricing, reliability, performance, adequacy, or reasonableness of the information contained in this presentation), or otherwise in connection with this presentation. To the maximum extent permitted by law, none of the Company nor any of its Representatives will be liable, in any event, for any special, indirect, consequential or punitive loss or damage of any kind arising from, relating to or in connection with this presentation. The Company does not provide, and this presentation does not constitute, any form of legal, accounting, taxation, regulatory, or actuarial advice.

Forward Looking Statements. Statements in this presentation, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward-looking statements and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 175 promulgated thereunder, and Section 21E of the Exchange Act and Rule 3b-6 promulgated thereunder. Examples of forward-looking statements in this presentation include, but are not limited to, statements regarding the proposed offering of perpetual preferred stock, including statements concerning the proposed terms and anticipated completion, timing and size of the proposed offering of perpetual preferred stock, the anticipated use of proceeds from the proposed offering, and Strive's intentions with respect to declarations of the SATS Stock dividend. Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "predict," "potential," "assume," "forecast," "target," "budget," "outlook," "trend," "guidance," "objective," "goal," "strategy," "opportunity," and "intend," as well as words of similar meaning or other statements concerning opinions or judgment of Strive or its management about future events. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors, including those set forth under the "Risk Factors" in the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q and the preliminary prospectus supplement and registration statement, because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Accordingly, there can be no assurance that such forward-looking statements will prove to be correct. You should not place undue reliance on forward-looking statements. They speak only as at the date of this presentation. Past performance does not guarantee or predict future performance. Moreover, the Company and its affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation.

Market and Industry Data. Unless otherwise indicated, market data and certain industry forecast data used in this presentation were obtained from internal reports, where appropriate, as well as third-party sources and other publicly available information. While the Company believes that each of the publications used throughout this presentation are prepared by reputable sources, the Company has not independently verified market and industry data from third-party sources. In addition, assumptions and estimates of the Company and its industries' future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause future performance to differ materially from assumptions and estimates.

Illustrative Information. This presentation is provided as of the data hereof, does not purport to be all inclusive or necessarily contain all information that may be of interest to the recipient, and is subject to change, amendment, update, completion, and review without notice. In particular, please note that any illustrative return or dividend information are, at this stage, preliminary estimates only and have not been verified, audited or subjected to an independent accounting or auditing review. In particular, returns may vary depending on, amongst other factors, market conditions. The Company expressly disclaims any obligations to update the information in this presentation to the fullest extent permitted by applicable law. Any illustrative information included in this presentation is provided solely for illustrative purposes to enhance the reader's ability to assess our financial and business performance. Such illustrative information has not been verified, audited, or subject to an independent accounting or auditing review and is not indicative of historical, present, or future returns or outcomes. Any returns or outcomes may vary depending on, among other factors, market conditions. There can be no assurance that these illustrative results will result or be achieved, and actual results and outcomes may vary materially from these illustrative examples.

STRIVE

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The Roadmap 3 1 Executive Summary 2 Performance and Liquidity 3 4 SATS Improves SATA 5 Dividend and Balance Sheet Strength Bitcoin Thesis 6 Amplification and Risk

Executive Summary 4

5 15% fixed rate. Paid every business day. Junior to SATA. Cumulative. Perpetual. Source: SATS terms.

SATS summary SECURITY DETAILS A cumulative fixed - rate perpetual preferred stock, junior to SATA and senior to ASST common, paying a 15 % dividend every business day BENEFITS FOR ASST Increases the common equity amplification ratio to Bitcoin today and gives Strive an additional tool to maintain a higher amplification ratio over time BENEFITS FOR SATA Adds capital junior to SATA, increasing the assets supporting SATA’s senior position WHY NOW Warrant exercises lowered common equity amplification and created room to not only rebuild but increase amplification while Bitcoin is under $100,000 per coin. Amplification = (preferred equity + debt) ÷ value of Bitcoin held. Strive 8 - K filed Oct 5, 2026. 6

SATS indicative preferred term sheet

Issuer	Strive, Inc. (or the "Issuer")
Security	15.00% Series A Perpetual SATS Preferred Stock
Ranking	Senior to dividend and liquidation junior stock, including Class A and Class B common stock. Junior to liquidation and dividend senior stock, including SATA perpetual preferred stock, as well as indebtedness of Strive. Structurally junior to any obligations and capital stock of Strive's subsidiaries.
Stated Amount	$100 per share
Liquidation Preference	Initially $100 per share, as adjusted to the greater of (i) $100 per share, (ii) on days when Strive has sold SATS or sold SATS in the past 10 trading days, the prior trading day's last reported sale price; and (iii) the 10-trading-day average last reported sale price (as described further in the prospectus supplement)
Fixed Dividend	Cumulative dividends at 15.00% per annum on the Stated Amount, payable every business day beginning on November 9, 2026, in cash when, as and if declared by Strive's board of directors, out of funds legally available for payment The issuer cannot pay any dividends on common stock if it has not made the most recent business-day dividend payment on SATS
Dividend Deferral	Any unpaid dividends will accumulate until paid. The Issuer will not declare or pay dividends on, or repurchase, junior securities while accumulated SATS dividends remain unpaid, subject to customary exceptions
Fundamental Change Put Right	Upon the occurrence of certain business combination transactions, each holder of SATS will have the right to require Strive to repurchase some or all of its SATS at a cash repurchase price equal to the Stated Amount thereof, plus accumulated and unpaid regular dividends, if any, to, and including, the fundamental change repurchase date
Issuer Call Option	Non-callable for life, except for certain adverse tax scenarios or if <25% of the number of shares of SATS issued in this offering or in any future offering remain outstanding. Redemption price is equal to the Liquidation Preference as of the business day before the date the related redemption notice is sent, plus accumulated and unpaid regular dividends, if any, that will have accrued to, and including, the redemption date
Governance	SATS does not have common stock voting rights
Dividend Reserve	The issuer intends to maintain a reserve in an amount equal to 18 months of dividend payments in a combination of cash and marketable securities as of the initial offering
Listing	Expected to be listed on the Nasdaq Global Market as soon as reasonably practicable
Lockup	Until the earlier of (i) the first date on which the Preferred Stock is listed for trading on Nasdaq and (ii) 15 days for issuer solely related to future issuances of SATS
Distribution	SEC Registered
Registration Requirements	WKSI / Shelf Eligible

STRIVE

All terms are proposed and subject to change.

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SATS pays a 15% APR dividend every business day Illustrative; dates may shift slightly. SATS terms proposed. The calculation assumes pricing on Thu, Oct 15 and a closing dat e o f October 19, 2026 (T+2). No dividend is due on the closing date. Dividends accrue each business day from the day after closing (Tue, Oct 20) to and including the fir st payment date (Nov 9), as with SATA. Daily = $100 × 15% ÷ 12 ÷ business days in the month (Oct 21, Nov 19, Dec 22), rounded up to four decimals. First dividend = 9 Oct days × $1.25 ÷ 21 + 6 Nov days × $1.25 ÷ 19 = $0.9305. Business days exclude weekends, Nov 11 and Nov 26. Source: Strive initial - period dividend calculation (internal); Strive SATA update, May 2026; Strive 8 - K filed May 14, 2026; SATS terms. 8 First record date: Friday, Nov 6, 2026 First payment date: Monday, Nov 9, 2026 NOVEMBER 2026 M T W T F 2 3 4 5 6 9 10 11 12 13 16 17 18 19 20 23 24 25 26 27 30 First record date Fri, Nov 6 First payment date Mon, Nov 9, $0.9305 Payment day, 14 in November Bank holiday, no payment Then each business day’s dividend is paid that day, to the prior day’s holders of record. FIRST DIVIDEND, MON NOV 9 $0.9305 15 business days earned, Oct 20 to Nov 9 Then, rest of November $0.0658 a day December $0.0569 a day Every full month $1.25

SATS would sit between SATA and common DEBT $0 None SATA $1.40B Senior preferred · variable 13% · not issued below $100 SATS $50 0M Junior preferred · fixed 15% · no target trading range 1 ASST Common Common equity · amplified Bitcoin exposure Junior to SATA, senior to ASST common An extra layer of capital beneath SATA Source: Strive 8 - Ks filed Mar 11 to Oct 5, 2026; Strive 8 - K filed Oct 13, 2026; SATA seniority per prospectus supplement; SATS t erms. 1. SATS will not have a target trading range. Strive may establish an ATM program following the initial offering and opportun ist ically issue additional SATS, subject to market conditions and the relative attractiveness of available sources of capital. 9

SATA targets price stability, SATS targets income stability

SATA, TODAY

Ranking	Senior preferred
Dividend	Variable, now 13%
Cumulative	Yes
Price	Minimize volatility around $100
Issuance	No issuance below $100
Designed for	Price stability

SATS

Ranking	Junior to SATA
Dividend	Fixed, 15%
Cumulative	Yes
Price	No target trading range
Issuance	No expected ATM price restrictions[1]
Designed for	Income Stability

Different securities for different objectives.

SATA rate variable, not guaranteed; its target range is an objective, not a floor. Unlike SATA, SATS will not have a target trading range.
Source: Strive 8-Ks filed Mar 11, 2026 (SATA enhancements, $99–$101 target range) and Sept 15, 2026 (13% October rate); SATS terms.
1. SATS will not have a target trading range. Strive may establish an ATM program following the initial offering and opportunistically issue additional SATS, subject to market conditions and the relative attractiveness of available sources of capital.

STRIVE
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Fixed rate is 93% of the dollar bond market US Treasuries $29.5T plus developed - market US dollar corporate bonds $12.9T, Aug 2025. Fixed rate includes Treasury bills. Exclu des other government, emerging - market and securitized debt. A proxy for income demand; the preferred market split may differ. Source: Bloomberg Index Research, Measuring the Total Fixed Income Market: A Comprehensive Indexing Framework, Oct 2025, Exhi bit s 3 and 5. 11 FIXED RATE $39.3T 93% FLOATING RATE INFLATION - LINKED (TIPS) $1.4T 3% $1.7T 4% Each square = 1% of the $42.4T in US Treasuries and developed - market US dollar corporate bonds.

SATA and STRC traded at $100 or more < 25% of days Days with an intraday high at or above $100, the stated amount (par) and the lowest price at which an at - the - market (ATM) sale i s intended to occur per company guidance, from each IPO close through Oct 9, 2026: SATA 55 of 230 trading days, STRC 48 of 302. Source: SATA and STRC daily prices via Massive; Strategy press release Jul 29, 2025 (STRC IPO close); Strive press release No v 1 0, 2025 (SATA IPO close). 12 STRC 1 6 % of days traded at $100 or more since its Jul 29, 2025 IPO SATA 24 % of days traded at $100 or more since its Nov 10, 2025 IPO Aug ’25 Oct ’25 Dec ’25 Feb ’26 Apr ’26 Jun ’26 Aug ’26 Oct ’26 Traded at $100 or more Traded below $100 Trading below par inhibits price stability and cuts off ATM access

A record of firsts, with deep liquidity 1st Listed security to pay cash dividends every business day SATA, since June 16, 2026 1st Acquisition of a public Bitcoin treasury company Semler Scientific, closed Jan 16, 2026 1st Bitcoin treasury amplified only with preferred equity Debt - free since May 12, 2026 1st Bitcoin treasury with a dividend reserve 378+ business days (18+ months) 1.9 × Common - stock liquidity per Bitcoin held, against Strategy ASST $7,654 a day per BTC, 21 sessions to Oct 9 2.7 × Preferred liquidity relative to size, against STRC SATA trades 4.4% of its size a day; STRC 1.7% Liquidity tiles: average daily dollar volume (close × shares traded) over last 21 sessions to Oct 9, 2026; preferred turnover against notional; per - Bitcoin figures use reported holdings. “First” claims are Strive’s own characterization. Source: Strive 8 - Ks filed Jan 16, Mar 11, May 14 and Oct 5, 2026, and weekly holdings 8 - Ks; Strive SATA update, May 2026; Strate gy 8 - Ks and strategy.com (STRC notional); market data via Massive. 13

Consistent and seasoned leadership

Every executive has been involved with Strive since the reverse merger with Asset Entities was announced in May 2025



Matt Cole
Chairman & CEO
Since May 2022
Prior: Strive CIO



Ben Pham
Chief Financial Officer
Since Early 2022
First Strive employee



Logan Beirne
Chief Legal Officer
Since Feb 2025
Prior: Strive Advisor



Arshia Sarkhani
Chief Marketing Officer
Since Sept 2025
Prior: ASST CEO



Jeff Walton
Chief Risk Officer
Since July 2025
Prior: Strive Board



Ben Werkman
Chief Investment Officer
Since Oct 2025
Prior: Strive Board



Avik Roy
Chief Strategy Officer
Since Jan 2026
Prior: Strive Board

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executives were insiders at Strive during the SATA IPO

Executive officers as of Sept 30, 2026. Cole joined Strive in May 2022 and became CEO in early 2023; Pham was Strive's first employee in early 2022 and became CFO in July 2024; Beirne advised Strive before joining; Walton, Werkman and Roy were proposed as independent board directors in May 2025, and Sarkhani was ASST's CEO, before the roles shown. Roy resigned from the board and joined as an employee in January 2026.
Source: Strive DEF 14C, Jan 2026; Strive press releases May 7, 2025, Sept 16, 2025, Oct 6, 2025 and Jan 16, 2026; headshots from strive.com/team.

STRIVE 14

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A track record of success for SATA SATA outstanding at stated amount ($100 a share): 2.0M shares at the IPO; $1,403M as of Oct 9, 2026. Bitcoin held as of Nov 1 0, 2025 and Oct 9, 2026. Source: Strive press releases Nov 10, 2025 (IPO close, upsized from 1.25M shares), Jan 16, 2026, Jan 28, 2026 (SATA follow - on an d Semler note exchange close) and Mar 11, 2026; Strive 8 - Ks filed May 14, 2026 and Oct 13, 2026. 15 Key milestones since the SATA IPO Nov 10, 2025 SATA IPO closes. Dividend reserve set to 12 months Jan 16, 2026 Semler Scientific acquisition closes $225M SATA follow - on & convertible debt exchange Mar 11, 2026 Dividend reserve raised to 18 months May 12, 2026 Debt - free following full repayment of $100M in Semler convertible debt June 16, 2026 SATA pays dividends every business day Oct 9, 2026 32,773 BTC held 4.4 × Bitcoin held 7,525 to 32,773 BTC 7.0 × SATA outstanding $200M to $1,403M $0 Debt Since May 12, 2026

Our objective: amplification above 60% 16 1 . Oct 9, 2026 balance sheet before the 11.3M traditional warrants exercised since Sept 11, 2026 (26.6M outstanding then, 15.3 M o n Oct 9), assuming the $306M of proceeds bought 3,711 BTC at $82,500. Amplification = (preferred equity + debt) ÷ Bitcoin value at $82,500. Calculation is illustrative and doesn’t take into account any potential fees or discounts associated with the SATS IPO Offering 2. Actual Oct 9, 2026: 32,773 BTC, $1,403M of SATA, no debt. Source: Strive 8 - K filed Oct 13, 2026; warrants per 8 - Ks filed Sept 14 and Oct 13, 2026; objective quoted from the 8 - K filed Oct 5, 2026; Bitcoin close via Massive. STRIVE 8 - K OCT 5, 2026 “While Bitcoin remains below $100,000, management ' s current objective is to increase and maintain the Company’s Amplification Ratio above 60%.” OBJECTIVE ABOVE 60% 59% 52% Above 60 % Before warrant exercises 1 Current as of 10.9.26 2 Post - SATS aspirations

SATS Improves SATA 17

2.18x 2.54x 1.87x SATA Today SATA With $500M SATS SATS (junior to SATA) SATS deepens SATA's asset coverage Assets per $1 of notional Assets = Bitcoin + cash + STRC, at $82,500 Bitcoin on Oct 9, 2026 holdings. SATA today: $3,064M ÷ $1,403M of SATA = 2.18 × . SATA with SATS: pro forma $3,564M ÷ $1,403M of SATA = 2.54 × ; SATS is junior, so its proceeds add assets without adding preferred ahead of SATA. SATS: $3,564M ÷ $1,903M of SATA + SATS = 1.87 × . Assumes $500M of SATS with an 18 - month dividend reserve ($113M at 15%) held in cash and securities; the rest buys Bitcoin. Calcu lation is illustrative and doesn’t take into account any potential fees or discounts associated with the SATS IPO Offering. Source: Strive 8 - K filed Oct 13, 2026; SATS terms; Bitcoin close via Massive. 18

SATS increases downside protection for SATA Bitcoin decline before assets fall to notional outstanding, from $82,500, with $500M of SATS Break - even = (notional − cash and STRC) ÷ Bitcoin held. Oct 9, 2026 holdings. With $500M of SATS: 37,470 BTC and $473M of cash and STRC; SATA notional $1,403M, SATA and SATS $1,903M. The $500M SATS raise is illustrative. A balance - sheet measure, not a security interest. Calculat ion is illustrative and doesn’t take into account any potential fees or discounts associated with the SATS IPO Offering. Source: Strive 8 - K filed Oct 13, 2026. 19 $31.8k $24.8k $38.2k −61% −70% −54% $0k $20k $40k $60k $80k SATA today SATA with $500M SATS SATS, junior to SATA Bitcoin today, $82,500

Dividend and Balance Sheet Strength 20

No debt. No encumbered Bitcoin. Pro forma at $82,500 on Oct 9, 2026 holdings plus $500M of SATS: $387.5M of SATS buys about 4,697 BTC; Calculation is illustr ati ve and doesn’t take into account any potential fees or discounts associated with the SATS IPO Offering. Source: Strive 8 - K filed Oct 13, 2026; SATS terms; Bitcoin close via Massive. 21 $3.56B $1.90B $473M $257M Assets SATA and SATS Cash and STRC Annual dividend Bitcoin Cash and STRC SATA preferred equity Dividend obligation 378 Business days of dividends in reserve about 1.5 years 3,490 Business days of dividends covered by assets about 13.8 years at $1.0M a day DIVIDEND RESERVE 18 months of SATA and SATS dividends held in cash and marketable securities, including the SATS reserve $386M dividend reserve against $257M a year of dividends $500M SATS

Scenario: Bitcoin at $66,000, Oct 9, 2026 holdings as of Strive 8 - K filed Oct 13, 2026. $500M of SATS, no new capital. $257.4M a year of dividends (SATA $1,403.0M at 13%, SATS $500M at 15%); 37,470 BTC plus $473M of cash and STRC, including the SATS reserve . Calculation is illustrative and doesn’t take into account any potential fees or discounts associated with the SATS IPO Offering. 22 2,884 business days of SATA and SATS dividends covered, about 11 years, at about $1.02M a business day 1y 2y 3y 4y 5y 6y 7y 8y 9y 10y 11y 12y 378 business days dividend reserve, 1.5 years 2,506 business days covered by Bitcoin Coverage strength under stress Dividends covered with Bitcoin at its 200 - week average, $66,000, with $500M of SATS and no new capital 13y 14y

Reserve adequacy, even at the 200 - week average 1 Bitcoin falls to its 200 - week average 2 No access to capital markets or new equity issuance 3 No yield generated from balance sheet assets 4 No Bitcoin recovery for the full coverage period 5 No refinancing, restructuring or optimization 11 years of SATA and SATS dividends, covered by Bitcoin plus cash & marketable securities Scenario, not a prediction: Oct 9, 2026 holdings and a $500M SATS raise, with Bitcoin held at its ~$66,000 200 - week average. Source: Strive 8 - K filed Oct 13, 2026; Strive 8 - Ks filed Jul 6, Sept 15 and Oct 5, 2026; SATS terms; Treasury yields via Massive ; 200 - week average via Massive . 23

Pro forma Oct 9, 2026 holdings at $82,500 plus $500M of SATS at 15%: $112.5M held as an 18 - month dividend reserve, $387.5M buys Bitcoin, giving $3,091M of Bitcoin against $257.4M a year of SATA and SATS dividends. Earnings coverage = Bitcoin value × annual return ÷ dividends; years of coverage = Bitcoin value ÷ dividends. Excludes cash, STRC and the reserve. Calculation is illustrative and doesn’t take into account any potential fees or discounts associated with the SATS IPO Offeri ng. Source: Strive 8 - K filed Oct 13, 2026; SATS terms; Bitcoin close via Massive. 24 Bitcoin alone covers 12 years of dividend obligations SATA and SATS dividends against pro forma Bitcoin, with $500M of SATS at 15% and Bitcoin at $82,500 on Oct 9, 2026 EARNINGS COVERAGE YEARS OF COVERAGE BTC ANNUAL RATE OF RETURN SATS DIVIDEND RATE 70% 50% base 30% 15% 0% 8.4x 6.0x 3.6x 1.8x 0.0x 15% SATS NOTIONAL RAISE SATS DIVIDEND RATE $1.0B $750M $500M 10.5 yrs 11.1 yrs 12.0 yrs 15% 6.0x of a year’s SATA and SATS dividends from one year of Bitcoin gains at the 50% base - case return 12.0 years of SATA and SATS dividends covered by pro forma Bitcoin alone, before any return

Our treasury assets grew 3.9 × as Bitcoin fell 28% From $0.78B to $3.07B, while Bitcoin fell from $114k to $83k. Treasury Asset Value = Bitcoin held × Bitcoin close on each reported date, plus cash and STRC, held flat until the next report, Sept 30, 2025 to Oct 9, 2026. Dashe d lines mark the largest reported steps. Source: Strive weekly holdings 8 - Ks; Bitcoin closes via Massive. 25 $50k $60k $70k $80k $90k $100k $110k $120k $130k $0.0B $0.5B $1.0B $1.5B $2.0B $2.5B $3.0B $3.5B Sep 25 Nov 25 Jan 26 Mar 26 May 26 Jul 26 Sep 26 SATA IPO, $0.90B Semler closes, $1.24B 19,000 BTC, $1.54B 28,000 BTC, $2.67B TREASURY ASSET VALUE (LEFT) BITCOIN PRICE (RIGHT)

Dividend reserve grew from 12 to 18 months during material Bitcoin weakness Reserve shown at the stated policy level each week: 12 months of dividends committed at the SATA announcement (Nov 3, 2025) a nd funded at the IPO close (Nov 10); 18 months (cash and marketable securities) from Mar 11, 2026. Weekly Friday closes; last point Oct 9, 2026. Source: Strive press releases Nov 3, 2025, Jan 21 and Mar 11, 2026; Strive 8 - K filed Oct 5, 2026; Bitcoin closes via Massive. 26 $55k $65k $75k $85k $95k $105k $115k $125k 0 mo 6 mo 12 mo 18 mo 24 mo SATA announced, Nov 3, 2025 Reserve raised to 18 months, Mar 11, 2026 12 MONTHS 18 MONTHS Oct 2025 Dec 2025 Feb 2026 Apr 2026 Jun 2026 Aug 2026 Oct 2026 DIVIDEND RESERVE (LEFT) BITCOIN PRICE (RIGHT)

A balance sheet built for Bitcoin's volatility 27 01 Deep liquidity 02 No forced Bitcoin sales. 03 No debt - driven liquidation risk

Performance and Liquidity 28

Bitcoin per share is up 70% this year Bitcoin held (left) and satoshis per fully diluted share (right) BITCOIN HELD 4 .3 × 7,627 to 32 ,773 BTC in 2026 5,886 7,627 13,628 19,864 28,000 32,773 Sep 25 Dec 25 Mar 26 Jun 26 Sep 26 Current SATOSHIS PER SHARE + 70% 17,037 to 28,973 sats in 2026 13,946 17,037 18,931 23,465 27,801 28,973 Sep 25 Dec 25 Mar 26 Jun 26 Sep 26 Current Source: Strive 8 - Ks filed Jul 6 and Oct 13 , 2026. Quarter end satoshis per share as reported. 29

Price return, close to close, Jul 31 to Sept 30, 2026; unadjusted closes, excludes dividends. Russell 2000 constituents per c urr ent iShares IWM holdings; recent market cap. Source: Massive. 30 ASST was the recent #2 performer in the Russell 2000 ASST, AUGUST AND SEPTEMBER RETURN +165% Second of about 2,000 companies, behind only Iovance RETURN MARKET CAP COMPANY TICKER # +264% $6.4B Iovance Biotherapeutics IOVA 1 +165% $2.8B Strive ASST 2 +151% $697M OmniAb OABI 3 +146% $448M Capricor Therapeutics CAPR 4 +138% $383M Arcturus Therapeutics ARCT 5 +128% $6.2B Kodiak Sciences KOD 6 +115% $667M Chaince Digital CD 7 +111% $10.0B Twist Bioscience TWST 8 +105% $2.0B Schrödinger SDGR 9 +104% $6.0B GRAIL GRAL 10 Price return, Jul 31 to Sept 30, 2026 (August and September), about 2,000 companies

Deep daily liquidity in both ASST and SATA Average daily dollar volume, last 30 trading days Average daily dollar volume = daily close × shares traded, averaged over the 30 trading days from Aug 28 to Oct 9, 2026: ASST $259.7M, SATA $57.7M. Source: ASST and SATA daily prices and volume via Massive. 31 ASST $260M a day, on average Common equity SATA $58M a day, on average Preferred equity

$7.9K $4.0K $1.7K $1.6K $1.2K $924 $712 $670 $652 $431 $320 Strive Strategy American Bitcoin Silvia Metaplanet Smarter Web OranjeBTC CapitalB DDC Nakamoto Twenty One 32 Average daily dollar volume (close × shares traded) ÷ Bitcoin held, common equity, 30 trading days to Oct 9, 2026. Source: volume via Bloomberg; Bitcoin holdings per company disclosures. ASST leads peers in volume per Bitcoin US dollar volume per day ÷ Bitcoin held, common equity, last 30 trading days

SATA trades 4.4% of its size each day Average daily dollar volume ÷ notional outstanding, last 21 sessions 4.4% of SATA changes hands every trading day SATA leads in liquidity per share outstanding compared to Strategy's preferred stocks 4.4% 1.7% 0.6% 0.5% 0.5% SATA STRC STRK STRD STRF Daily dollar volume (close × shares traded) ÷ notional outstanding, Sept 11 to Oct 9, 2026. Source: volume via Massive; SATA notional per Strive 8 - K filed Oct 13, 2026; Strategy preferred notional per strategy.com as of Oct 2, 2026. 33

Bitcoin Thesis 34

Base case: 50% CAGR to $458,000 by YE 2030 Bitcoin at $82,500 on Oct 9, 2026. Planning assumption based on historical performance, not a forecast or price target. Source: Bitcoin close via Massive; 50% base case per research - team thesis. 35 $82.5k ≈ $90k ≈ $136k ≈ $204k ≈ $305k ≈ $458k Today YE 2026 YE 2027 YE 2028 YE 2029 YE 2030

Three YE 2030 outcomes, all above the hurdle LOWER GROWTH CASE, YE 2030 ≈ $250k 30% a year Tailwinds arrive late or partially BASE CASE, YE 2030 ≈ $458k 50% a year History plus the macro thesis HIGH GROWTH CASE, YE 2030 ≈ $ 777 k 70% a year Every tailwind arrives ≈ $149k is all Bitcoin needs by YE 2030 to compound at 15% a year, the reference financing hurdle. Bitcoin at $82,500 on Oct 9, 2026. Planning assumption based on historical performance, not forecasts or price targets; no pr oba bilities are assigned. Compound annual growth to Dec 31, 2030 (4.25 years ). Source: Bitcoin close via Massive; growth cases per research - team thesis; 15% hurdle per SATS dividend rate. 36

Bitcoin 200 - week moving average Numbered dots mark entries Weekly Bitcoin data through Oct 9, 2026, log scale. Entry rule: intraday low at or below the prior 200 - week moving average, entr y at the same - day close. Dots mark representative entries; returns are three - year episode averages. Source: research - team episode study; Bitcoin weekly closes via Massive. 37 Strong 3 - year Bitcoin CAGR from the 200 WMA $10 $100 $1k $10k $100k $1M 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 1 ≈ 318% CAGR 2 ≈ 147% CAGR 3 ≈ 55% CAGR 4 ≈ 88% CAGR

Annual Bitcoin return, through December 31, 2030 Bitcoin at $82,500 on Oct 9, 2026. History = average 3 - year CAGR of the prior slide's last two entries, Mar 12, 2020 (55%) and N ov 9, 2022 (88%). Planning assumption, not a forecast. Source: research - team episode study; Bitcoin closes via Bloomberg and Massive. 38 72% HISTORY Average of the last two entries at the 200 - week average 65% FROM TODAY Same path, starting from $ 82,500 today 50% WE USE Rounded down to stay conservative At 50% a year, Bitcoin reaches about $4 58 ,000 by YE 2030. History points to 65% through YE 2030. We use 50%

Bitcoin's biggest runs came as the dollar fell Bitcoin (left, log scale) and the dollar index (right), 2014 to 2026, with the forward view to 2030. Bands: dollar peak to tr oug h Weekly closes, Jan 3, 2014 to Oct 9, 2026; bands run from a dollar index peak to its trough. Illustrative forward paths, not for ecasts: Bitcoin at 50% a year from $82,500 to about $458k at year - end 2030; U.S. Dollar Index (DXY) falling evenly from 102.2 to 80. Source: Bitcoin price from Bloomberg; U.S. Dollar Index (DXY) via Massive. Data as of Oct 9, 2026. Past performance does not ind icate future results. 39 Bitcoin +1145% Bitcoin +466% Bitcoin +513% Bitcoin at 50% a year Bitcoin, USD (left, log scale) $82.5k Dollar index, DXY (right) DXY to 80 or below 60 70 80 90 100 110 120 130 $100 $1k $10k $100k $1M 2014 2016 2018 2020 2022 2024 2026 2028 2030

Bitcoin closed below its 200 - week average on 8% of days Share of daily closes by distance from the 200 - week average, Jan 1, 2015 to Oct 9, 2026 Daily Bitcoin closes; 200 - week average = mean of the last 200 Sunday closes. 4,300 days; 363 closed below the average (8.4%), 42 closed 30% or more below (1.0%), all between Nov 2022 and Jan 2023. Deepest: 35% below, Nov 21, 2022. Source: Bitcoin daily closes via Bloomberg. 40 1.0% 0.6% 2.3% 4.5% 16.9% 10.7% 24.4% 23.7% 5.7% 10.3% 30%+ 20 to 30% 10 to 20% 0 to 10% 0 to 25% 25 to 50% 50 to 100% 100 to 200% 200 to 300% 300%+ BELOW THE 200 - WEEK AVERAGE ABOVE THE 200 - WEEK AVERAGE 8% of all days

Long term US treasury yields showing stress 10 - year U.S. Treasury yield, daily, July 2010 to October 9, 2026 The dotted line near 5.20% is the research team’s estimate of where Treasury - market dysfunction begins. It is a threshold, not a ceiling; yields can move higher. Source: Treasury yields via Massive. 41 5.24% 0% 1% 2% 3% 4% 5% 6% 7% 2010 2012 2014 2016 2018 2020 2022 2024 2026 Treasury market stress above 5.20%

Macro conditions drive bitcoin scenarios

	LOWER GROWTH	BASE	HIGH GROWTH
Bitcoin a year	30%	50%	70%
Year-end 2030	≈ $250k	≈ $458k	≈ $777k
Dollar index	Stays near 100	Falls toward 80	Below 80
Long yields	High, late response	Capped by intervention	Pushed down fast
Liquidity	Tighter	Easier	Abundant
Bitcoin vs gold	Below record	Back to record	Well past record

STRIVE

Year-end 2030 prices compound from $82,500 on Oct 9, 2026. The conditions in each case are the research team's views, not forecasts.
Source: Bitcoin close via Massive; cases per research-team thesis.

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Amplification and Risk 43

Excess risk and return over Bitcoin flow to common

The senior layers get a slice of the core; the common equity gets everything else



BITCOIN
Volatile around the core trend
THE CORE
200-week average, ~30% a year
CORE SLICE
paid as income
SENIOR & JUNIOR PREFERRED
Paid first
EXCESS RISK · EXCESS RETURN
Residual transmuted to the common equity
COMMON
Bitcoin Beta + Excess Risk & Return

STRIVE

Illustration only, not a forecast or performance statement about any security. Core = Bitcoin's 200-week moving average, ~30% a year compounded over four years (CoinMetrics daily closes to Oct 10, 2026). The senior layers receive income; the common equity bears the residual. As of Oct 11, 2026.

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We refine Bitcoin's volatility with structured finance Daily returns since the SATA IPO: the same days, on the same scale ASST Common equity 103% annualized volatility 74% since Aug 6 BITCOIN The asset 45% annualized volatility 40% since Aug 6 SATA Preferred 25% annualized volatility 4% since Aug 6 +20% −20% Dec ’25 Feb ’26 Apr ’26 Jun ’26 Aug ’26 Oct ’26 SINCE AUG 6, 2026 Daily close - to - close log returns on the 229 trading days from the SATA IPO (Nov 10, 2025) to Oct 9, 2026, drawn on one shared ± 20% scale; price only, excludes dividends. Annualized volatility = standard deviation of daily returns × √252: ASST 103%, Bitcoin 45%, SATA 25%; over the 46 trading days since Aug 6, 2026: ASST 74%, Bitcoin 40%, SATA 4%. SATA’s $99 to $101 target range dates from Mar 11, 2026. Past performance does not indicate future re sults. Source: ASST, SATA and Bitcoin daily closes via Massive. 45

Bitcoin is a duration asset Rolling four - year return since 2015 has never been negative ROLLING FOUR - YEAR RETURN, A YEAR (LOG SCALE) 10% 20% 50% 100% 200% 400% 5% Jan ’15 Jan ’16 Jan ’17 Jan ’18 Jan ’19 Jan ’20 Jan ’21 Jan ’22 Jan ’23 Jan ’24 Jan ’25 Jan ’26 Low point 7% a year Apr 2025: still positive 43.6% CAGR · four - year return today Rolling four - year return = (close ÷ close four years earlier) ^ ¼ − 1, computed from daily closes for every day from Jan 1, 2015 to Oct 9, 2026 (4,300 readings) us ing price history back to 2011; the series starts at 469% and is clipped at 350% for display. Lowest reading 7.1% a year on Apr 1 3, 2025; today’s 43.6% compares the Oct 9, 2026 close ($82,563) with the Oct 9, 2022 close ($19,428). Past performance does not indicate future results. Source: Bitc oin daily prices via Coin Metrics (community data), pulled Oct 9 , 2026. 46

The economics of spread 50% a year is the base - case planning assumption based on historical performance , not a forecast or price target. Source: Strive research - team thesis. 47 50% Bitcoin base - case return − 15% SATS fixed rate financing cost = 35% Spread on incremental capital Amplification drives excess returns over Bitcoin when the return of Bitcoin exceeds the cost of capital

The asset grows. The obligation stays fixed. The spread accrues to the common. Illustrative, per $100 of initial preferred issuance used to buy Bitcoin; not the terms of any Strive security. Fixed 15% div ide nd per SATS terms; Bitcoin at the 50% base case. Excludes taxes, fees, issuance costs and interim price paths. Source: base case per research - team thesis; 15% rate per SATS terms. 48 Bitcoin compounds. The dividend stays fixed. $100 $150 $225 $338 $506 $15 $15 $15 $15 $15 Initial issuance Year 1 Year 2 Year 3 Year 4 Bitcoin bought with the initial preferred issuance, base case 50% a year Fixed dividend, 15% of the initial issuance

Target pro forma amplification with SATS launch Amplification ratio Quarter - end ratios use reported preferred equity and debt with Bitcoin at the daily close; Strive’s reported ratios use a 4 PM p rice. Source: Strive 8 - Ks filed Jul 6, Oct 5 and Oct 13, 2026 . 49 30% 47% 67% 55% 52% 60% 60% to 70% Dec-25 Mar-26 Jun-26 Sep-26 Oct-26 Post SATS

Amplification drives balance sheet returns COST OF CAPITAL 0% 10% 20% 30% 40% 50% 60% 70% 10% 5 × 6 × 7 × 8 × 10 × 13 × 19 × 35 × 13% 5 × 6 × 6 × 8 × 9 × 12 × 18 × 31 × 15% 5 × 6 × 6 × 7 × 9 × 12 × 17 × 29 × Table shows balance sheet return multiple over starting value. This is not an estimate of returns on the common equity. Four years, amplification held constant, Bitcoin at 50% a year. Excludes path volatility, dilution and changes in the multipl e o n common. Multiples rounded to the nearest whole number. Source: amplification × cost - of - capital matrix, calculated internally. 50 RED ZONE YELLOW ZONE GREEN ZONE AMPLIFICATION RATIO → 14% 5 × 6 × 6 × 8 × 9 × 12 × 17 × 30 ×

The cost of capital hurdle: ~$149k BTC by YE 2030 Bitcoin could fall well short of the base case and still outpace the cost of capital. Bitcoin at $82,500 on Oct 9, 2026. Planning assumption based on historical performance, not forecasts or price targets. Source: Bitcoin close via Massive; growth cases per research - team thesis; 15% hurdle per SATS terms. 51 $82.5k The hurdle, 15% a year ≈ $149k Lower growth, 30% ≈ $250k Base, 50% ≈ $458k Higher growth, 70% ≈ $777k $0 $200k $400k $600k $800k Today YE 2026 YE 2027 YE 2028 YE 2029 YE 2030

Break - even = annual dividends ÷ treasury assets: $257.4M ÷ $3,564M, after $500M of SATS, on Oct 9, 2026 holdings at $82,500 Bitcoin. M2 = compound annual growth, Jan 1970 to Aug 2026. Calculation is illustrative and doesn’t take into account any potential fees or discounts assoc iat ed with the SATS IPO Offering. Source: Federal Reserve M2 via FRED; Strive figures as of Oct 9, 2026 . U.S. M2 GROWTH SINCE 1970 6.7% a year, Jan 1970 to Aug 2026 TREASURY BREAK - EVEN 7.2% a year pays all SATA and SATS dividends Historical M2 growth equates to ~93% of dividend obligation 52

53 Daily rank among public U.S. companies by dollar volume and by market capitalization, Mar 18 to Oct 9, 2026, transcribed from da ily postings; four sessions without a posting are left blank. Average gap between the two ranks: 745 places Mar 18 – Aug 14; 1,048 places Aug 17 – Oct 9. Source: companiesmarketcap.com daily rankings. ASST trading liquidity far above its size Daily rank among public U.S. companies, Mar 18 to Oct 9, 2026, by dollar volume and by market cap 500th 1,000th 1,500th 2,000th Mar 18 Apr 20 May 20 Jun 23 Jul 24 Aug 25 Sep 25 AVERAGE GAP SINCE MID - AUGUST 1,000+ places higher by dollar volume than by market cap, up from about 750 before

Risk decisions are informed by rigorous scenario analysis Balance - sheet risk stress tested on an experience and an exposure basis, looking back war d and forward actual RBB · GARCH · MERTON JUMP · GBM 52 ,400,000 simulated price paths 10,000 sims × 262 windows × 4 models × 5 seeds Every model is scored against what Bitcoin actually did, and the models that hold up stress the balance sheet along every sim ula ted path. 52.4M = 10,000 simulations × 262 rolling out - of - sample windows × 4 price engines (RBB, GARCH, Merton jump, GBM) × 5 random seeds; each simulated path is scored against the realized Bitcoin path on 17 dimensions, with no lookahead. History: 5,310 daily Bitcoin closes. Path illus tra tion is schematic. Source: Strive internal risk models, Monte Carlo backtest (risk - models - preview), as of Oct 10, 2026. 54

We track balance-sheet risk across multiple dimensions

Bitcoin's open ledger holds **far more data than opaque traditional markets**, and AI-scale compute models all of it daily



BTC Risk
100%
80%
60%
40%
20%
0%
BTC ARR
BTC Vol

BTC RISK SURFACE

Bitcoin risk across ARR × volatility, SATA and SATS



Risk spread (pts)
30
25
20
15
10
5
0
BTC ARR

SPREAD SURFACE

Risk spreads across the market



ON-CHAIN ANALYTICS

Bitcoin supply, Valuation, P&L, Cycles, Network health, Mining & Security



BACKTEST

10,000 underwriting paths vs reality



COVERAGE

Coverage statistics across probability functions



DRAWDOWNS

Today's bear vs every bear



SECURITY COMPLEX

Digital Credit prices, averages, issuance, liquidity

STRIVE

Screens from Strive's internal risk dashboards (3D risk surfaces, risk-models-preview Monte Carlo and backtest, market-crash and security-complex analytics), captured Oct 10–11, 2026. Values shown are live at capture, not the pro forma basis used elsewhere in this deck.

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Bitcoin's 200 - week average has never gone down It has compounded at ~ 33% a year. Closes below it are 8 % of days, the deepest 35 % BITCOIN PRICE AND ITS 200 - WEEK AVERAGE, LOG SCALE $100 $1k $10k $100k 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 −6% 19 days below −11% 6 days below −35% 313 days below −6% 22 days below Today $82,545, 25% above the average 33% a year 200 - week average, last five years 200 - week average Daily price Closes below it Daily closes, Jan 1, 2015 to Oct 9, 2026; 200 - week average = mean of the last 200 Sunday closes (before 2020, weekends carry the Friday close), plotted on a log scale. Closes below the average: 363 of 4,300 days (8.4%); clusters within 120 days are combined, labeled with the deepest cl ose and days below; a 2 - day dip of 0.1% in Dec 2018 is unlabeled. The average never fell day over day in the period. Compound growth of the average over the fiv e y ears to Oct 9, 2026: 32.9%. Today $82,545 against an average of $66,132. Past performance does not indicate future results. Source: Bitcoin closes via Bloomberg. 56

Spot average trading volume hit a record in September ASST + SATA average daily dollar volume, $ millions $139M $76M $117M $64M $53M $67M $114M $147M $53M $151M $317M Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep SATA ASST Dollar volume = shares traded × daily close, Nov 10, 2025 to Sept 30, 2026. Source: ASST and SATA daily bars via Massive. 57 2.1 × the prior record

Amplification remains under 100% at the 200 WMA Illustrative maximum: SATS issuance could take amplification up to 70% of Bitcoin value at $82,500 ($2.47B of preferred equit y a gainst 42,826 BTC, from Oct 9, 2026 holdings); amplification today is lower. Amplification = preferred equity ÷ Bitcoin value; no debt. 200 - week average = mean of the last 200 Sunday closes. Daily closes, Jan 1, 2015 to Oct 9, 2026: 363 of 4,300 days below the average (8.4%), 3.5% more than 12.5% below it. Source: Strive 8 - K filed Oct 13, 2026; SATS terms; Bitcoin closes via Bloomberg. 58 0% 50% 100% 150% $40k $50k $60k $70k $80k $90k 100%: preferred equity = our Bitcoin 200 - week average, $66k Up to 70% post - SATS 88% at $66k 8% of days closed lower 100% at $58k 3.5% of days closed lower Illustrative: if SATS takes amplification up to 70% at today’s $82,500 Bitcoin

Amplification = (preferred equity + debt) ÷ Bitcoin value. Strategy at the Nov 2022 Bitcoin bottom; Strive at $82,500 on Oct 9, 2026. Past results are not a guide. Source: Strategy 10 - Q, Q3 2022 and 10 - K, FY2022; Strive 8 - Ks filed Mar 11 and Oct 5, 2026; Strive SATA update, May 2026; Bitcoin close via Massive. 59 No amplification ratio triggers insolvency

Strategy reached 119% amplification in 2022, with debt 119% Peak, at the Nov 21, 2022 Bitcoin bottom ≈ 2 months Above 100%, Nov 2022 to Jan 2023 + 882 % MSTR return since the bottom, against +428% for Bitcoin Strategy debt ÷ Bitcoin value, approximate: $2.42B of debt and about 130,000 BTC held constant; above 100% from Nov 21, 2022 to Jan 11, 2023 (p lus one day, Jun 18, 2022). Returns from the Nov 21, 2022 bottom to Oct 9, 2026. Past results are not a guide. Source: Strategy 10 - Q, Q3 2022; Bitcoin and MSTR closes via Massive 60 ABOVE 100% 119% at the Nov 2022 bottom 66% by Mar 2023 40% 60% 80% 100% 120% Mar 2022 Jun 2022 Sep 2022 Dec 2022 Mar 2023

MSTR 2022 Market Stress Test (Illustrative) STRATEGY, NOV 2022 119% amplification BITCOIN HELD ≈ 35% pledged Debt $2.4B Maturities 2025 to 2028 STRIVE ASSUMING $42,700 BTC 119 % amplification BITCOIN HELD None pledged Debt $0 Maturities None Strive reaches 119% amplification at a Bitcoin price of $42,700, which would be Bitcoin's lowest close relative to the 200 WMA in its history, 35% below. Scenario: Strive at $42,700 with Oct 9, 2026 holdings and $500M of SATS: $1,903M of preferred equity ÷ (37,470 BTC × $42,700) = 119%. 200 - week average $66,000; deepest close 35% below it, Nov 21, 2022. Strategy at the Nov 21, 2022 Bitcoin bottom: $2.42B of debt ÷ (about 130,000 BTC × $15,632) = 119%. Owed = debt for Strategy, SATA + SATS for Strive. Calculation is illustrative and doesn’t take into account any potential fees or discounts associated with the SATS IPO. Source: Strategy 10 - Q, Q3 2022; Strive 8 - K filed Oct 13, 2026; SATS terms; Bitcoin close Nov 21, 2022 via Bloomberg; Bitcoin clo ses via Massive. 61

62 Strive for Better Income.

Exhibit B

TRANSCRIPT

Slide 1 – Introducing SATS

Jeff Walton: Hello, everybody. We are incredibly excited to talk to you today about the proposed launch of our new product, SATS. Our team has been working incredibly hard behind the scenes, and we've experienced tremendous balance sheet growth in the last twelve months as we've navigated being a publicly traded company. We are now the fifth largest publicly traded holder of Bitcoin in the world, having grown from 5,885 Bitcoin twelve months ago to 32,772 Bitcoin today. We believe we're one of the fastest growing balance sheets in the world, all powered by Bitcoin. We've got an incredibly thorough presentation that Matt Cole, our CEO, Ben Werkman, our chief investment Officer, and myself, Jeff Walton, the chief risk officer, will explore with you all today.

Slide 2 - Disclaimer

Jeff Walton: So let's jump into it. Please see our disclaimer. Take your time and read through that, and we will move to the next slide.

Slide 3 – The Roadmap

Jeff Walton: So here's the road map of our discussion. This is our guide for today, and this is all prerecorded so anyone can go back and revisit any section as needed. It's a very thorough presentation, and we're going to give you all the data and information you need. And in summary, we will be reviewing SATS, the product itself,

SATS impact on SATA, an overview of the dividend obligation and our balance sheet strength, performance and liquidity of our existing ecosystem, an in-depth review of our broad Bitcoin thesis, and lastly, I'll wrap it up with several slides on amplification, its impact on the common equity, and risk management of the corporation.

Slide 4 – Executive Summary

Jeff Walton: So without further ado, I'm excited to pass it over to our fearless leader, Matt Cole, to tell you about our exciting new product, SATS.

Slide 5 - SATS

Matt Cole: Awesome. Thanks, Jeff. So diving into SATS, SATS is a 15% APR fixed rate dividend. It will be paid every business day, similar to SATA, but it will be junior to SATA. It will pay a cumulative dividend, and it will be perpetual in nature.

Slide 6 – SATS summary

Matt Cole: Getting into some of the why we wanted to launch SATS. It's important for us as a amplified Bitcoin company to start with first principles. And so what are we trying to drive? Well, our belief is that, one, we're very constructive on what Bitcoin is going to do over the next few years, which we'll go into in-depth later. But the first question is we have a fiduciary duty to our common equity ASST, and we believe a second pref in our capital structure materially improves the potential total returns for our common equity shareholders over the course of the next several years for two reasons. One, today, it will increase our amplification ratio. And two, we believe it will also allow us to have a better opportunity to maintain a higher amplification ratio over time, which we believe is the most important driver of total returns for our common equity. The second question is, was this good for SATA? And the answer from a credit perspective is absolutely it is because it adds a preferred equity. It adds a capital structure beneath SATA, and so it will increase the amount of assets that support SATA's senior position. So from a credit perspective, we think the benefits to SATA are material. When it comes to why now, you've heard us likely talk publicly over the last several weeks about the importance of having a high amplification ratio and our desire to increase it now while Bitcoin's under $100,000 a coin. And with the expiry of the warrants, we felt like now was the perfect opportunity to launch a second preferred equity in our capital structure.

Slide 7 – SATS indicative preferred term sheet

Matt Cole: This slide discusses the indicative preferred term sheet. We recommend that investors read through the entirety of this at their own leisure.

Slide 8 – SATS pays a 15% APR dividend every business day

Matt Cole: Getting into the dividends. So SATS will pay a dividend every business day. It will be 15% APR. But the first dividend is worth exploring a little bit. After the IPO, we expect the first dividend to be paid on Monday, November 9 with a record date of Friday, November 6. Because of the time delay for that first dividend payment after the IPO, we expect the first dividend payment will be 93.05 cents per share of SATS held. Then, every day thereafter, the daily dividends will begin and starting with the rest of November with 6.58 cents per day. And then in December, 5.69 cents per day. But every month, a dollar and 25 cents will be paid.

Slide 9 – SATS would sit between SATA and common

Matt Cole: Looking at the capital structure for Strive if the IPO of SATS is successful, what you'll notice is that SATA remains the most senior instrument in our capital structure. It is senior. It's variable. Right now, it's 13% APR, but it is not issued below $100. If you missed it, what you would note would be on Tuesday, October 13, we formalized in our documentation that Strive will not issue SATA below $100. Before it used to be company guidance, it's now a strict policy for SATA. Underneath SATA is where you find SATS. It's junior. It's preferred. It pays a fixed 15%. Importantly, there is no target trading range for SATS like there is for SATA. And at the bottom of the capital structure, you see our common equity, which is designed to amplify Bitcoin exposure.

Slide 10 – SATA targets price stability, SATS targets income stability

Matt Cole: You'll note that we have two preferred equities if SATS is successful in its IPO, but the objectives are very different. And this gets into a little bit of why. Since we launched SATA in November 2025, it has been a smashing success, which we'll get into in more depth in a minute. But one of the things that we noticed was that SATA itself did not meet all of the investor needs that we saw. And what we saw is that there is a massive desire for, actually, income stability, that the success of SATA for some investors was actually a concern, that over time, as investors start to get more sophisticated in underwriting the balance sheet risks at companies like Strategy, at companies like Strive, that there was a risk in the minds of some investors that the interest rate, because it's variable, might go down and potentially could go down materially. And our belief at Strive is that there is an income crisis in the country. There is a debt crisis. There is a retirement crisis. And that traditional income investing... So think about a sixty forty portfolio, the 40% that might traditionally go in bonds, our belief is that that is no longer attractive. And it is no longer attractive because of the debt crisis in our country. But there is still a need for income, and there is a need for income stability for many retirees. And what we also noticed is that many of the investors in SATA were not selling Bitcoin like some people think, but selling things like real estate or selling things like their traditional income and having something where they could lock in a rate, a fixed rate we thought would be very attractive for them. So that's on the retail, including high net worth retail side. On the institutional side, our most common request that we got was actually something that had more volatility, that the that the price stability target of SATA was actually not attractive from a long term perspective because they wanted a security that could actually increase in price. And so by making it junior to SATA, we believe that that will increase the price volatility and then making it fixed versus variable will also increase it. And not having a trading range will also increase the volatility. And so we believe these are different securities with very different objectives.

Slide 11 – Fixed rate is 93% of the dollar bond market

Matt Cole: Looking at the overall market of bonds, what you'll find is that, as this slide shows, 93% of bonds are actually fixed rate. And that is interesting because as a lot of investors in the digital credit market understand that the success of digital credit has been extremely large. Right now, STRC has over $8,000,000,000 of notional outstanding. SATA has well over a billion dollars notional outstanding. When you combine them, there's over $10,000,000,000 between SATA and STRC. When you look at the traditional bond market, variable rate notes are actually the vast minority of bonds. And so when we're seeing investors, if what we see and what we believe to be true is the most common investor in Strive is someone that was an income investor looking at things like real estate or bonds, and you look at the bond market and you find 93% is over there, our belief is that it's most likely that the biggest idea in digital credit is actually fixed rate. And that would not be a bad thing in our view for digital credit. It actually would be great news because what it would mean is that the current success was really just the warm up for how big this idea could be into the future. And that's what we're trying to do with SATS is really tackle this 93% of the traditional dollar bond market and have something that is explicitly more comparable to them and to do so with a higher yield than SATA currently pays.

Slide 12 – SATA and STRC traded at $100 or more <25% of days

Matt Cole: Another important consideration for us as an issuer, Strive, is that on the common equity side, the most important thing that we believe what will drive success over the next several years is having a high amplification ratio and maintaining that amplification ratio over the course of a bull market, so over the course of the next three, four years at a minimum. And SATA and STRC have been massively successful. We just talked about the massive growth of the notional outstanding that they've had since inception just over a year ago. But when you look at this chart, what you'll find is that even with the success that they've had, less than 25% of days, SATA and STRC have traded at a $100 or more. What that means is an issuer that's trying to issue digital credit to amplify Bitcoin exposure for our common equity investors is that about one in four days or less, we have the ability to issue digital credit. And when we combine that with our view of where Bitcoin's going, we really believe that we have a need to be able to issue digital credit on a more predictable schedule. That said, I do think that there's a high degree of probability that over time, as SATA and as STRC mature, that you could see the number of days that these trade at a 100 materially improve from their last year. The reality is that from a total returns perspective, we believe that we need substantially more access to digital credit now, which when you combine this with the reality that not over 90% of the traditional bond market is in fixed rate, it increased our conviction that Strive needed a fixed rate preferred equity in our capital structure.

Slide 13 – A record of firsts, with deep liquidity

Matt Cole: This slide's showing a great look at some of the success that Strive's had. It was just over a year ago that Strive actually completed its reverse merger with Asset Entities, and this slide notes four important firsts that Strive's had. I think the most important first was being the first security with SATA to pay a dividend every business day. That is something that we are continuing with SATS and we think materially improves the risk and return opportunity profile of these preferred equity instruments. But we wouldn't have gotten there without the acquisition of Semler Scientific, was another first in our industry because it gave us the scale to issue institutionally sized offerings. And so if you were to go back to November 2025 when we IPOed SATA, we started with 125,000,000 notional offering. It got upsized to $200,000,000 notional. Now we're going out with SATS with the $500,000,000 notional IPO that we hope is successful. But that size, we needed something to jumpstart that, and that's why I'm really happy we were able to get the Semler M&A transaction over the line in a way that was accretive to our common equity investors. I think another big reason for our success is the fact that Strive is... Was the only and the first preferred Bitcoin treasury company to have preferred equity only amplification. We've been debt free since May 12, 2026. And I think that simplicity of the structure, but also the easier ability to underwrite Bitcoin's volatility is a substantial driver of our success. I also think our success was driven in large part by having a cash reserve. We've realized over the course of a bear market, which, you know, right when Strive launched SATA in November of last year, Bitcoin went into a bear market shortly afterwards. And having that cash reserve gave investors a lot of confidence in our capital structure that we'd be able to withstand the Bitcoin volatility to the downside. And when you think about metrics that are now forward looking, our belief is that liquidity metrics are among the most, if not the most important metrics to look at to be able to grow your capital stack and structure into the future, which is why we're very happy that our common stock actually trades about 1.9x more liquid than Strategy, and we'll go through in-depth what it looks like versus the overall peer space later in the presentation. And then on the digital credit side, SATA is about 2.7x more liquid per notional outstanding than STRC. And I think that substantial success is because of those firsts that you see on the slide.

Slide 14 – Consistent and seasoned leadership

Matt Cole: I'm very happy of the team that we built at Strive. This slide shows the leadership, which seven of seven of these insiders that are the Strive executive leadership team were part of the Strive team during the SATA IPO. Our team goes much deeper than even this slide shows. What you'll find at our team is a group of individuals that I believe are perfectly suited to run a Bitcoin treasury company with substantial experience with structured finance, risk underwriting, insurance, investment banking, legal analysis. And when you combine all those and actually multiple former CEOs, when you look at Logan Beirne and our chief marketing officer, Arshia, who was the CEO of Asset Entities, we have a really deep bench at Strive. And that deep bench is why we've been able to achieve the success that we have. And as the CEO and the Chairman of the company, one of my most important objectives is to not only recruit the best talent that we possibly can, but also retain them. And I'm glad that not only do we have the team, but that you see that seven out of seven are still at the team from the SATA IPO last year.

Slide 15 – A track record of success for SATA

Matt Cole: SATA has been a smashing success for investors and for our company. I'll first start on this slide by noting that the size of SATA has grown seven x in under a year. The original notional outstanding for SATA was $200,000,000. And as of this slide deck's production, there was over 1.4 billion dollars of SATA outstanding. I believe a big driver of that is the fact that the company has taken very seriously our capital structure. We have no debt. We've made SATA the most senior instrument in our capital structure. But if you go through this timeline, you'll also note that we... on March 11 of 2026, we actually increased our dividend reserve to eighteen months. And for investors that were actually invested in the original SATA IPO, you'll note that back in November, we started the dividend reserve at twelve months. And for those that were part of those conversations, we made no promises that we would even keep the reserve at twelve months. But later in presentation, you'll see the consistency of how Strive has maintained and increased the dividend reserve during a bear market. And our belief is that that track record building process that we've shown through that dividend reserve is a major reason why investors have had the confidence in SATA that they've had. We obviously followed that up in May becoming debt free by retiring the remaining Semler convertible note and then went to daily dividends in June. And we believe that digital credit will be core to the success of our company over the next bull market. And as you've seen with even the announcements this week of formalizing that we will not sell SATA below $100, that with every security that Strive issues, we will do everything we can to protect the investors of those securities.

Slide 16 - Our objective: amplification above 60%

Matt Cole: On the common side, our belief is that the most important objective for the company is to increase and maintain our amplification ratio, which is why on October 5, we put guidance out there that while Bitcoin's under 100,000, that we want to both increase but also maintain our amplification ratio above 60%. You'll note that later in the deck, we're going to go very deep into the risk analytics, which we believe investors would benefit from spending a lot of time on because I think they're really misunderstood. And we believe the company has substantial balance sheet strength and ability to increase our amplification ratio substantially higher from its current levels.

With that, I'll pass it over to Ben Werkman.

Slide 17 – SATS Improves SATA

Ben Werkman: Thanks, Matt. Anytime that you introduce a new product into your ecosystem, the very first question that's going to get asked is how does this product enhance what you already have out there in the market. So I'd like to take a minute here to walk through how SATS is going to improve our first perpetual preferred SATA.

Slide 18 – SATS deepens SATA’s Asset Coverage

Ben Werkman: When you look at the standing of SATA today and you look at the assets that are held on our balance sheet, for every $1 of notional that's outstanding on SATA, we have $2.18 of coverage, a 2.18 times coverage ratio. With the introduction of SATS into that ecosystem in a more junior position on our balance sheet, that coverage increases and improves to 2.54 times. There are more assets covering the position of SATA. But even if you just look at SATS in the introduction into our ecosystem, SATS is also well covered when combined with SATA at a 1.87 times coverage. That means we have adequate assets on our balance sheet that is more than covering the notional value of these products.

Slide 19 – SATS increases downside protection for SATA

Ben Werkman: But it's important to understand why that's important. We all know that Bitcoin is a volatile asset and we've seen that in recent times over the past year. So when we think about this coverage, what does it allow us to endure as a company? And what it does is it provides strength in the event of these Bitcoin drawdowns. With SATA today at its current coverage ratio, our assets on our balance sheet would equal the notional outstanding, which is not a principal balance, when Bitcoin is trading at a price of $31,800. That would be a 61% drawdown from current prices. With the introduction of SATS, that price goes even lower to $24,800 that's a 70% drawdown from today's price. This makes SATA very resilient from Bitcoin's volatility. When we look at SATS, even sitting in a junior position, the combined preferred notional outstanding would need a 54% drawdown in Bitcoin's price to $38,200 before the assets on the balance sheet would be equal in size to the notional outstanding on each of our products. That is why we want a strong balance sheet to support both of these. It will allow us to ride out volatility.

Slide 20 – Dividend and Balance Sheet Strength

Ben Werkman: But let's go a step further and let's talk a little bit about the dividend and the balance sheet strength that we have backing these products.

Slide 21 – No debt. No encumbered Bitcoin

Ben Werkman: One of the core principles at Strive has been that we want to avoid debt on our balance sheet and we want to keep our Bitcoin unencumbered. That puts us in a position of strength for how we're able to operate and manage our balance sheet. As you can see here, we expect to have a very robust balance sheet upon the closing of the SATS offering with more than $3,500,000,000 in assets in our treasury. The notional outstanding combined between SATA and SATS will sit at about $1,900,000,000. And when we think about the dividend obligation, Strive is going to have a $257,000,000 annual dividend obligation combining the dividends of SATA and SATS. However, you'll notice that we hold $473,000,000 in cash and marketable securities. As a part of that, we're holding $386,000,000 in a dividend reserve. That is a U. S. Dollar and marketable security balance that is covering the dividends of SATA and SATS. That provides us stability during those turbulent times that we can experience with Bitcoin. What that means to the investors is that we are holding 378 business days of dividends in reserve in US dollars and marketable securities. When we look even further and start including the Bitcoin in that number, we increased that to 3,490 days of dividends. We have very deep coverage for all of our dividend obligations.

Slide 22 – Coverage strength under stress

Ben Werkman: But we need to think about how these products are going to perform under stress and what does our balance sheet look like if we start to stress test it. The coverage that we experience when Bitcoin draws down to its two hundred week average, a price right now that would sit at $66,000, what you'll notice is that we still maintain the 378 business days of dividend reserve. That's because those assets are held in US dollars and marketable securities. But even with Bitcoin drawing down to $66,000, which has been the historical support of Bitcoin at the two hundred week moving average, you'd see that we would also have 2,506 business days covered by the Bitcoin on our balance sheet.

Slide 23 – Reserve adequacy, even at the 200-week average

Ben Werkman: But thinking through that scenario a little bit, we need to talk about what that would actually mean. With Bitcoin drawing down to its two hundred week moving average, it would also mean we have no access to capital markets, no new equity issuance, we generate no yield from our balance sheet assets, we experienced no Bitcoin recovery during that full coverage period we discussed and we have no refinancings, restructurings or balance sheet optimizations that we complete along that period. As you can see, this is not what we have experienced in reality. We just went through a period of time where we experienced a Bitcoin bear market and the capital markets have consistently remained open to us as a company. So what we're looking at when we're stress testing our own balance sheet is what happens in the worst-case scenarios and how do we make sure that we can stay steady and operate as expected during those turbulent times.

Slide 24 – Bitcoin alone covers 12 years of dividend obligations

Ben Werkman: Taking that one step further, you can see that Bitcoin covers twelve years of our dividends with SATS at a 15% rate. That's a substantial amount of time, more than a decade of dividend coverage. But when we think about our thesis that we'll go into in more detail here in just a little bit with Bitcoin having a 50% annualized rate of return, that means the earnings from our Bitcoin that are held on our balance sheet would provide us more than six times the amount of assets needed to pay those dividends every single year. Even in scenarios where the performance would be below that, at 30% or at 15%, you would see that just from the appreciation in the price of the asset on our balance sheet, we would have coverage of 3.6 times or 1.8 times respectively. So while we are extremely bullish on Bitcoin here over the long term, it doesn't need to perform at that level just for us to cover our dividend obligations. Because of the excess coverage that we hold on our balance sheet, the returns that are actually necessary to fully cover our dividends are significantly lower.

Slide 25 – Our treasury assets grew 3.9x as Bitcoin fell 28%

Ben Werkman: It's also important to understand what happened at a company during a period of stress. And since SATA was announced, you'll notice that the Bitcoin price was drawing down in a bear market consistently over this year. But what we are very proud of here at Strive is that during a period of Bitcoin's turbulence and during price action that was drawing down, our treasury assets grew by nearly four times at 3.9 times as Bitcoin fell from when we launched by 28% today. That's consistent building and that's consistent execution during a period of time where Bitcoin was showing weakness. And also during that time, we took the steps to provide stability to our investors.

Slide 26 – Dividend reserve grew from 12 to 18 months during material Bitcoin weakness

Ben Werkman: When we first announced SATA, we introduced the twelve-month dividend reserve in U. S. Dollars. That was very well received by the market and you saw other peers in the space quickly follow suit. But as we monitor the market and we received investor feedback, we increased that dividend reserve during the Bitcoin bear market to eighteen months to provide additional stability and additional comfort to our investors that Strive would be able to meet our dividend obligations. And this number was not an accident. We looked at the Bitcoin market cycles, we looked at the market conditions that we would be likely to endure throughout the lifecycle of having these products in the market and we wanted to align our reserves to meet what we saw in historic bear markets. That's why we landed on eighteen months. We believe it provides us the right amount of strength to be able to pay our dividends while not putting too much drag on our overall thesis around our common equity.

Slide 27 – A balance sheet built for Bitcoin’s volatility

Ben Werkman: And throughout this time, we focused on building a balance sheet that is purpose built for Bitcoin's volatility. It's deeply liquid. We have no forced Bitcoin sales and we have no debt driven liquidation risk. That keeps us in a position of strength where we can continue to focus on pushing forward and delivering value for our shareholders.

Slide 28 – Performance and Liquidity

Ben Werkman: But I want to take a second to talk about the performance and the liquidity of all of our products. This is something that's incredibly important to us and something that we focus on by ensuring that we're meeting the needs of our investors and helping to foster an ecosystem where people want to invest.

Slide 29 – Bitcoin per share is up 70% this year

Ben Werkman: If you look at the results of our treasury operations over this past year, our Bitcoin held on our balance sheet since the beginning of 2026 is up 4.3 times. We entered 2026 with 7,627 Bitcoin on our balance sheet and we now sit at 32,773. That's a substantial increase in our asset base. But during that time, we continued to deliver value to our common shareholders in Bitcoin per share or Satoshis per share as you're seeing displayed on the screen right now where we increased that 70% year to date, a substantial increase.

Slide 30 – ASST was the recent #2 performer in the Russell 2000

Ben Werkman: And what that resulted in for our common equity was very impressive performance. ASST was recently the number two performer in the Russell 2000 if we look at the period of July 31 through September 30. That was a 165% increase in the value of our common equity surpassed only by one company in the Russell 2000. Consistent value delivery ended with strong results for our common shareholders.

Slide 31 – Deep daily liquidity in both ASST and SATA

Ben Werkman: This next slide is one of the ones that I'm perhaps the most proud of in that we fostered an ecosystem where capital likes to be. As you can see, ASST is trading more than $260,000,000 every single day. That's our thirty day average daily trading volume, and that represents more than 8% of our market cap turning over every day. Our security is highly liquid. We see the same results when we look at SATA. SATA on average is trading $58,000,000 a day, making it one of the most liquid preferred instruments out there in the entire preferred ecosystem. That represents more than 4% of the notional outstanding of SATA. Combined, these two products are very powerful and provide investors with the liquidity that they demand for their investments.

Slide 32 – ASST leads peers in volume per Bitcoin

Ben Werkman: And when we look at this on a relative basis, Strive stands alone. What you'll see here with our common equity in ASST is that when we look across this ecosystem and we look at the trading volumes per Bitcoin held on the balance sheet, Strive is at $7,900 per Bitcoin held on our balance sheet. You'll notice that's nearly double the next closest peer in the space, which is Strategy. This is something that we're very proud of, to see this type of liquidity growing during our first year as a public company, and it's something that we intend to continue to foster.

Slide 33 – SATA trades 4.4% of its size each day

Ben Werkman: The same thing applies to SATA. When you look at the liquidity of SATA, it trades 4.4% of its total size. When you look at the digital credit ecosystem, which is still in its infancy but growing very rapidly, you'll see SATA leads in liquidity per share outstanding even when compared to companies that are significantly larger to us. In summary, our products are punching above their weight.

Slide 34 – Bitcoin Thesis

Ben Werkman: And with that, I would like to pass it back to Matt to go more in-depth on our long-term Bitcoin thesis.

Slide 35 – Base case: 50% CAGR to $458,000 by YE 2030

Matt Cole: Thanks, Ben. I'm excited to go in-depth on our long term Bitcoin thesis here and starting with just what does a 50% CAGR look like through 2030. Importantly, this is not a projection of what Bitcoin might do in any of these individual years. What you'll notice we go in-depth here is it's actually a macro thesis that is more of a multiyear prediction. But oftentimes, what you'll find in markets is that people get too excited about the short term, and they miss what actually compounding does over the long term. And so that's why this slide is really important, that a 50% CAGR would just end 2026 at $90,000, which because we're almost at the end of the year is not much different than where we are now. The end of year 2027 would just be $136,000. So just slightly right around at above previous all time highs. But the importance of the compounding is what it could do in the back end, and we'll dig into why we why we see this happening. But first, I want to go into some of the scenarios. And so over the course of the next to 2030,

Slide 36 – Three YE 2030 outcomes, all above the hurdle

Matt Cole: we see three scenarios as most likely, and all of them involve substantial growth for Bitcoin. The lowest one would have Bitcoin at about $250,000 per coin, which would have some of our macro conditions that we'll go into later not fully playing out. The base case is history plus our macro thesis, which we'll get into. And then the bull case would be 70% a year, which would in Bitcoin over $700,000 a coin. There's a lot of different macro factors kind of coming together here. But when we look at our view of the probability set, we do not view this CAGR assumption as a normal distribution. We would actually view it skewed to the upside right now because of a lot of the macro factors that we're seeing come in. That is more important for the common equity story and why we want to drive our amplification ratio higher. And we're so focused on driving it higher and maintaining it higher because of the thesis we see here for the credit investor, for the SATA investor, the SATS investor, it's important to look at the smaller number on the bottom of the screen, $149,000. That would be all you would need for Bitcoin to be compounding at our cost of capital. That would be our financing hurdle from... And then from a balance sheet perspective would basically mean that we would be getting... Our common would still be getting all the returns of Bitcoin with our still being able to meet all the obligations. And when you get into the risk, you can have a lot lower Bitcoin returns and still have a pretty strong balance sheet, but that number is important.

Slide 37 – Strong 3-year Bitcoin CAGR from the 200 WMA

Matt Cole: Looking at the chart of Bitcoin, so the three year Bitcoin CAGR and really looking at how historically Bitcoin has moved off of its two hundred week moving average, we have four different scenarios here. So we have scenario one, which was going into the 2017 Bitcoin high, scenario two off the 2018 bottom into the 2021-2022 Bitcoin high, and then you have the scenario three, the COVID drop, and then scenario four, the 2022-2023 bear market. And what you'll find is that the CAGR off of the 200 week moving average in all four instances are very strong. And when you combine the last two, which is what the next slide shows, what you'll find is that history.

Slide 38 – History points to 65% through YE 2030. We use 50% Matt Cole: So that history on this bar chart is showing the 2020 and the 2022 bear market, which was an average of 72%. But then normalize it for today, which is where you get to the 65% because Bitcoin has already moved a little bit off of its two hundred week moving average. So if you were to normalize, it would drop it to 65%. We actually rounded it down to say 50%. And this is important because our view is that the macro set of conditions that we see right now, which we're gonna go into in a second, are substantially stronger than anything that Bitcoin has seen in its history and why we increasingly view our base case as actually on the conservative side.

Slide 39 – Bitcoin’s biggest runs came as the dollar fell

Matt Cole: Starting to get into part of the macro case, the strongest determinant of Bitcoin that we can find is actually dollar weakness. And that's interesting because over the course of Bitcoin's history, the dollar has generally been somewhat range bound to moving up. So we've actually seen the dollar on a little bit move up since Bitcoin was founded. But within that, and this is what these shaded parts of this graph show, is that in every material Bitcoin bull market... So you look at the 2017 bull market, shaded gray, you'll see dollar weakness. You look at the 2020 into 2021 Bitcoin bull market, there was dollar weakness. You look at 2024, 2025, there was dollar weakness. And this gets into the core theme that we think that right now, the dollar is set up to actually have the biggest bear market in Bitcoin's history, which we'll go into in a second.

Slide 40 – Bitcoin closed below its 200-week average on 8% of days

Matt Cole: But first, I want to start by looking at Bitcoin off of its two hundred week moving average and really how great of a buying opportunity that's been historically. There's only been 8% of days where Bitcoin's actually been at or below its two hundred week moving average. And we've already gone through the chart that shows how strong Bitcoin's moved off of it. Our belief is that when macro conditions are strong and Bitcoin is at or slightly above or slightly below its two hundred week moving average, as a company that is underwriting a perpetual bull thesis around Bitcoin, that is the time that if you have the ability to take excess risk, that's what that's what will likely drive the greatest long term returns for the common equity investors.

Slide 41 – Long term US treasury yields showing stress

Matt Cole: So looking at another part of the reason on why here, this gets into long term treasury rates, which are in our view are stressed right now. So as of the time of this recording, the ten year US treasury yield was 5.24%. And our belief is that you're seeing substantial actions out of Washington DC that politicians, people that were appointed like the Secretary of the Treasury, Scott Bessent, view this as a stress level. And you're seeing actions taken there, like buybacks on the long end, signaling potentially issuing less long term treasury notes into the future and focusing more on the short end. And our view is because there is a debt crisis in this country, that the debt levels specifically for government spending are unsustainable and that the path of spending has no real ability to be lowered in the near term, and that will cause stress on treasury rates. And so it leads to, in our view, a binary decision for places like the Treasury or the Fed. They can either let long term treasury rates rise, or they can take actions to bring down treasury rates. And if they do so, our belief is that the release valve will be the dollar.

Slide 42 – Macro conditions drive bitcoin scenarios

Matt Cole: And so that gets into the next slide, which is actually talking about the different macro conditions that we see and what we think might happen over the next few years and through the end of 2030 and how those different macro factors could impact whether we're likely to end up in our lower growth scenario, our base case scenario, or a high growth scenario. The most important of all of these factors is the dollar index. And so our view is that you're seeing these signals from the Treasury. We think that those two bring down long term yields. And because we view it as a either or, if they take those, we do think that the dollar will enter its biggest bear market in Bitcoin's history, which would be a move towards 80 on the DXY index or below 80. And you can see that the towards 80 is our base case. Below 80 would be our high growth case. If Bitcoin instead stays near a 100 and we see a late response on yield over the next few years and Bitcoin does not really reclaim its fastest horse case versus gold, the reality is that there's still a massive debt crisis in this country, but we think that would likely lead to a lower growth scenario for Bitcoin. But we're pretty confident in our view that we're going to see something towards the base case or the high growth because of the intentions, because of the messaging that we're seeing out of the Treasury, out of the President's office. And we think that their messaging is actually rational, that if we were in their shoes, we would be looking to do the same thing. And that just means that in our view, you should be prepared as an investor for a lower dollar over the next several years, and that will be very constructive for Bitcoin. And again, it's why we tend to lean on a probability side towards our base case or higher than the lower growth, obviously probable or possible, but a lesser probability than our base case or higher. With that, I'm going to pass it over to Jeff Walton for the next section of the presentation.

Slide 43 -  Amplification & Risk

Jeff Walton: Thanks, Matt. You've got me all fired up. I've been having an absolute blast building this long term thesis, and I'm excited to talk to everybody and take this home in talking about amplification and risk. So over this section, we want to talk about two main themes. Really, what does amplification do for the common equity, and then how is the risk viewed and managed broadly? So first, I'd like to start with a definition of how we view amplification. Amplification is notional preferred outstanding plus notional debt outstanding for us, which is zero, divided by the USD value of the Bitcoin holdings, and this is expressed as a percentage. So you've probably seen amplification throughout the presentation. That's the definition of it.

Slide 44 - Excess risk and return over Bitcoin flow to common

Jeff Walton: So first, let's start with really what we're doing, and it's this overarching concept of structured finance. And what we what we have on our balance sheet is this core asset being Bitcoin, which is a majority of our balance sheet, holdings or assets on our balance sheet. And the core trend as we've outlined here over the last several slides is that Bitcoin is moving up and to the right on the two hundred week moving average and is compounding at about 30% a year. So what we've done is we've created different structures in our balance sheet. So we've created senior and junior preferred equities being SATA, the most senior, SATS being the junior preferred equity, and then the last security being our common stock. And so what we do is we are slicing off a piece of the core movement of Bitcoin. We are paying this as income to the senior and junior preferred equities, and the residual, the excess risk and the excess return is transmuted to the common equity. And what that results in is Bitcoin beta and an excess risk and return, on top of the common equity.

Slide 45 - We refine Bitcoin's volatility with structured finance

Jeff Walton: So this next slide is actually showing what we've seen in practice. So the middle, you'll see Bitcoin, which is the underlying, you know, a majority of the assets that sit on our balance sheet. And this data that you're looking at is, ASST volatility, Bitcoin volatility, and SATA volatility since the SATA IPO. And what you'll notice is that ASST, since the SATA IPO, has had a 103% annualized volatility. Bitcoin has had 45% annualized volatility, and SATA has had a 25% annualized volatility. In the more compressed, recent timeline since August 6, ASST has had a 74% volatility, Bitcoin 40%, and SATA 4%. So you can clearly see that, excess risk, excess return is being stripped away from the preferred equity and being delivered to the common equity. What we found in practice is that it's created interest from two completely novel pools of capital that are interested in both the amplified Bitcoin, the beta residual, and also the income stream being SATA, which we think SATS will open up a new door to a different capital pool.

Slide 46 - Bitcoin is a duration asset

Jeff Walton: So how do we do this? We are underwriting Bitcoin history and trajectory. Matt's talked about our forward looking thesis into the future, and we see Bitcoin as a duration asset. So what you've got on the screen here, this is the Bitcoin four year... Rolling four year compound annual growth rate in Bitcoin's history. And what you'll notice is that throughout Bitcoin's entire history, the four year compound annual growth rate has never been negative. And as of today, the four year compound annual growth rate is 43.6%. So when you're looking at this, you can start to think of this more as a term instrument. You know, holding Bitcoin requires a term view, in this instance, looking at a four year view. This is helpful when you're thinking about building a future balance sheet is what is the history shown, and how do we underwrite this asset into the future?

Slide 47 - The economics of spread

Jeff Walton: Next, I want hit on the economics of the spread. So the structured finance concept. Right? We are slicing off the excess risk and the excess return of the preferred equity and getting transmitted to the common stock. If you have a 50% Bitcoin base case return, as Matt has outlined, and we have a 15% SATS fixed rate financing cost, the simple math is 50 minus 15 equals 35%. That 35% is the spread on incremental capital raised at issuance. Now that 35% is compounding over time, which brings us into our next slide.

Slide 48 - Bitcoin compounds. The dividend stays fixed.

Jeff Walton: The Bitcoin itself that's acquired via transaction is compounding while the dividend itself stays fixed. So thinking about a trajectory of underwriting Bitcoin into the future, you've got an underlying asset that's gaining in strength while the dividend is remaining fixed.

Slide 49 - Target pro forma amplification with SATS launch

Jeff Walton: Next, we're going to talk about target pro forma amplification. So our amplification ratios, as you see on the screen, have varied over time, which is really a function of the Bitcoin price and SATA issuance that we've had over the last year. And our target pro forma amplification as a result of the SATS launch is between 60-70% which you'd see over on the right hand side. Now why is that important?

Slide 50 - Amplification drives balance sheet returns
Jeff Walton: And this is one of our one of our favorite slides here. We believe that amplification is the biggest driver of balance sheet total returns, and what this slide is showing is, total returns of a balance sheet depending on your cost of capital, that's on the y axis on the left hand side, and your amplification, which is on the x axis up top. And so as you can see, as you go from the red zone to the yellow zone to the green zone, the balance sheet total returns are ramping up, and there's a convexity in the returns as you go from left to right. So with this, we are targeting to be in the green zone. If you if you focus on the bottom at the 15% cost of capital and go over to, you know, 50, 60, 70% amplification, you'll see that the movement from 50 to 60% amplification going from 12x total return to 17x total return is very impactful. There... There's a big increase in total return going from 50 to 60 and even larger increase going from 60 to 70. We see that as convexity. Now comparatively, if you look on the left side of the chart or the table here, going from 20 to 30%, the same 10% increase in amplification only results in total return going from 6x to 7x. And this is important because we believe that with the launch of SATS, we'll be able to have the highest amplification among Bitcoin treasury companies in the entire ecosystem, by a wide margin. And we believe we'll be able to, you know, maintain some of this amplification ratio in a Bitcoin bull run, and it will also be one of our biggest challenges in the future is how to maintain that amplification as, if the price of Bitcoin moves up, that is de amplifying.  That emphasizes the importance of having multiple securities like SATA and SATS to be able to capitalize on that moment in time.

Slide 51 - The cost of capital hurdle: ~$149k BTC by YE 2030

Jeff Walton: And this next slide is a visual representation of the cost of capital hurdle. So this is taking, as Matt had outlined our Bitcoin price projections with a lower growth scenario at 30%, a base of 50, and higher growth of 70, and our hurdle being 15% a year. So the thing to point out here is really that Bitcoin can fall well short of the base case and yet still outpace our cost of capital. Thinking about where we need Bitcoin price to be in the future, year end 2030, about 149,000. So should the, should the thesis play out where there's a lower scenario, a 30%, or a base case scenario of 50% that is compounding to the common stock, that the delta, the spread between the preferred equity instrument is compounding to the common equity.

Slide 52 - Historical M2 growth equates to ~93% of dividend obligation

Jeff Walton: Okay. So on this slide, you will see two numbers. On the left hand side, this is the US M2 monetary growth since 1970. So effectively, for the last fifty-six years in a row, the US M2 money supply has increased by 6.7% annually. Now with the SATS raise at $500,000,000, our treasury balance breakeven is 7.2% in order to pay the dividends into perpetuity. So a good way to think about this is that the US M2 money supply growth increase equates to roughly 93% of our annual dividend obligation in the future. And you'll notice that this, this breakeven figure is less than the SATS 15% cost of capital, and really that's a that's a function of the fact that we hold additional assets on our balance sheet and we have additional coverage over and above the notional outstanding. So those total assets on our balance sheet need to increase at 7.2% annually in order to pay all SATA and SATS dividends into perpetuity.

Slide 53 - ASST trading liquidity far above its size

Jeff Walton: Okay. So why is amplification and liquidity important? And I love this slide. This is showing our daily rank of ASST,  our common equity, among publicly traded US companies from March 18 to 10/09/2026. The white dot is dollar volume. It's our rank of the company by dollar volume, and then the yellow dot is the rank of our company by market cap. And this has been a really fascinating metric to track, and one thing that we've noticed is that, you know, on average, since this last August, there's been a delta of about a thousand ranked places of companies between, the liquidity of our common stock and the market cap, the market cap rank of our common equity. So further to emphasize Ben's point from earlier, the liquidity of our ecosystem is punching well above its weight, and we believe this is partly due to the nature of the balance sheet. It's incredibly transparent. We're filing 8k's every single week, so you have an understanding of what our balance sheet looks like. You can price the risk 24/7/365 by understanding that the price of the Bitcoin is moving. We're paying a daily dividend, impacts, you know, a view of the balance sheet, and really the cleanliness of the capital structure and the structured finance nature outlined in the earlier slides.

Slide 54 - Risk decisions are informed by rigorous scenario analysis

Jeff Walton: Okay. My favorite topic, risk. Let's talk about risk. So next several slides here are on risk, and the risk decisions that we have internally are informed by incredibly rigorous scenario analysis. So we've got a very large team of finance individuals that are equipped with some of the most powerful AI tools on the planet, and we're building, risk systems that are very complex. And I've got a big number here, 52,400,000 simulated price paths. And this is just an example that we're running several models, several probabilistic models with several points of view looking backward and simulating forward, understanding price paths, duration, depth, historical understanding of what the probabilistic framework, what the probabilistic downside of our balance sheet looks like depending on different things that happen within the Bitcoin ecosystem, the equity markets, interest rates, and the interconnected nature of all of those components.

Slide 55 - We track balance-sheet risk across multiple dimensions

Jeff Walton: I'm very proud of this slide. We track balance sheet risk across multiple dimensions. So Bitcoin's open ledger is incredibly data rich. Right? It is a very data rich environment. And when you think about the status... the current status of superintelligence and the compute, capabilities that we have, in society today, we're able to tackle complex large datasets that were historically very difficult and damn near impossible to, comprehend or get insights into. And yet, today, we have the ability to comprehend and analyze incredibly large datasets and get insights very quickly, and deliver those insights to our executive team, to our board, and to be able to make decisions into the future. And these screenshots that you see right here, these are, about, six or seven different screenshots. This is a tiny fraction of our actual internal risk analytics that we have at our fingertips to manage the treasury every single day. This is something that our entire team has access to. We are looking at on chain analytics. We're looking at risk spreads between our instruments and other instruments. We're looking at surface risk based on our Bitcoin assumptions and volatility. We're understanding how our balance sheet may work or perform on a back test basis. We're looking at depth and duration of bear markets and trying to understand what is the probability of our balance sheet in any certain given scenario. What does coverage statistics look like? What is... How is our security complex trading? How is it all trading relative to each other? Interest rates, broader macro environment, etcetera. So, really, this is just a fraction of everything we have at our fingertips, and, we believe that, we have some of the most cutting edge data intelligence tools, and we're able to monitor risk very effectively.

Slide 56 - Bitcoin's 200-week average has never gone down

Jeff Walton: Now the asset itself. So Bitcoin, the 200 week moving average, you'll notice that there have been several points... several times throughout this presentation where we've referenced the two hundred week moving average. And the reason being is that this is a this is a structural perspective of how Bitcoin is moving forward into the future. As you could see, the price of Bitcoin is incredibly volatile, but from a structural perspective, the two hundred week moving average effectively removes a lot of the noise. And what you'll notice here on this slide is that there is four different periods where the price of Bitcoin has actually traded below the two hundred week moving average, and the depth and duration below the two hundred week moving average is fantastic data to help us start to quantify and think about a probabilistic framework of, future outcomes of the price of Bitcoin falling beneath those periods of time. One thing I'll point out, and this is a function of a slide that Matt showed earlier. Roughly, only about 8% of days, 8% of days in Bitcoin's history since 2009, has the price of Bitcoin closed below the 200 week moving average, and the deepest, that Bitcoin's ever been below the two hundred week moving average is about 35% below the two hundred week moving average, and it was below for about three hundred thirteen days. That was during the FTX Celsius BlockFi collapse in late 2022.

Slide 57: Spot average trading volume hit a record in September
Jeff Walton: Another factor that Ben had on here is really our performance and liquidity. So this is the spot average trading volume of ASST and SATA over time. This is on a combined basis. And it's helpful for us to understand liquidity, and we want to foster liquidity in the environment of our securities, because, really, it's a function of our access to capital markets and our ability to raise capital. So we're incredibly focused on fostering the liquidity environment, scaling the size. We move to daily dividends to bring more liquidity into the instrument on a daily basis. We've been aiming to improve options market availability for the entire ecosystem both on the common stock and the and the preferred equity as well. And we think there's a lot of room to continue to enhance the liquidity environment here as the world is moving more, more towards a quick tokenized style world.

Slide 58 - Amplification remains under 100% at the 200 WMA

Jeff Walton: Okay. Now what happens what happens to our amplification ratio over time? Now on this slide, you'll see what is effectively an amplification curve. So we got the price of Bitcoin on the x axis, and we got amplification on the y axis. And you'll see a gray dot over on the right hand side. If we went up to a 70% amplification post SATS at a Bitcoin price, you'll see it's located there on the curve. Now what would our amplification be if Bitcoin were to go back to the two hundred week moving average at a price of 66k? Our amplification would be 88%. At that period of time, Bitcoin has historically only had eight days that it's closed below the 200 week moving average. Okay. The next question is, at what Bitcoin price would our amplification be 100%? And that is at $58,000, our amplification would be at 100% assuming we got amplification up to 70% post the SATS raise, and only three and a half percent of days in Bitcoin's history has the price of Bitcoin closed lower than fifth... Effectively what is... I think it's about 10 to 15% below the two hundred week moving average.

Slide 59 - No amplification ratio triggers insolvency

Jeff Walton: Okay. Importantly, now I brought up a 100% amplification ratio. Importantly, there is not an amplification ratio that triggers insolvency, and we've built our capital structure purposefully this way. We have zero debt on our balance sheet and the amplification ratio, while it may go above a 100 if there were a significant price decline or a decline in the price of Bitcoin, that does not trigger an insolvency. And the next two slides are showing an example of periods of time where other companies have experienced a 100% amplification.

Slide 60 - Strategy reached 119% amplification in 2022, with debt

Jeff Walton: So Strategy, famously, back in 2022, reached 119% amplification with convertible debt. So effectively, what that meant is that the assets on the on the balance sheet were valued at less than the notional outstanding of the debt that's had on their balance sheet. Everybody on this call, and I'm sure several people that are, listening to this presentation, likely saw, strategy in this point in time. And we were monitoring these events very closely, and it was very clear that it was misunderstood that the debt had a term and much of it was unsecured. And there was a probability that Strategy would be able to come out of, that situation very positively because it was very Misunderstood that the balance sheet was, despite being a 100% amplified, still very healthy when looking at Bitcoin's prospects into the future. And, of course, from that point, MSTR did an 882% return since the bottom against a 428% return against Bitcoin.

Slide 61 - MSTR 2022 Market Stress Test (Illustrative)

Jeff Walton: Now what would our balance sheet look like if we were to experience an MSTR 2022 market stress scenario, in order for Strive to get to a 119% amplification ratio, that would require a Bitcoin price of 42,700. At that point in time, we would still have zero debt. Our maturities, we have none because we have a perpetual preferred only amplification. And a price... Bitcoin price of 42,700 would be Bitcoin's lowest close relative to the two hundred week moving average in its history, which is about 35% below the two hundred week moving average today.

Slide 62: Strive for Better Income.
Jeff Walton: So we are incredibly excited about the launch... The potential launch of SATS and the development of our company into, what it is becoming today. And we'd like everybody to Strive for a better income, and a big thank you from everybody at Strive, The Daily Dividend Company.  Appreciate the time.